Exhibit (a)(1)(iv)
Form of Letter from the Company to Shareholders
in Connection with the Company’s Acceptance of Shares
BARINGS PRIVATE CREDIT CORPORATION
c/o DST Systems Inc.
P.O. Box 219095
Kansas City, MO 64121-9530
January [__], 2026
[SHAREHOLDER NAME/ADDRESS]
Dear Shareholder:
This letter serves to inform you that Barings Private Credit Corporation (the “Company”) has received and accepted for purchase in accordance with the terms of the Company’s tender offer that expired at 11:59 p.m., Eastern Time, on December 31, 2025, your tender of shares of common stock, par value $0.001 per share, of the Company (the “Shares”).
Based on the final count by DST Systems, Inc., the Company’s transfer agent (the “Transfer Agent”), [__] Shares were validly tendered and not properly withdrawn prior to the expiration date for the tender offer.
Based on the final count described above, the Company has accepted for purchase [__]% of the Shares validly tendered and not properly withdrawn. As a result, the Company has purchased from you [__] of the Shares you properly tendered and did not properly withdraw. The number of Shares that the Company has accepted for purchase in the tender offer represents approximately [__]% of the total number of Shares outstanding as of September 30, 2025.
In accordance with the terms of the tender offer, you have been issued a non-interest bearing, non-transferable and non-negotiable promissory note (the “Note”), which is being held on your behalf by the Transfer Agent, and entitles you to receive payment(s) in an aggregate amount equal to the net asset value, as of December 31, 2025, of your tendered Shares that were accepted by the Company for repurchase (less the 2% “early repurchase deduction,” as applicable). The Company will effect payment for each Note in cash promptly by check or wire transfer after the determination of the Company’s net asset value as of December 31, 2025.
If you have any questions (or wish to request a copy of your Note), please contact the Company’s Transfer Agent at (844) 700-1483.
Sincerely,
Barings Private Credit Corporation